Exhibit 99.1
NAVIOS MARITIME PARTNERS L.P.
INCREASES CASH DISTRIBUTION BY 1.3% TO $0.405 PER UNIT
PIRAEUS, GREECE — October 27, 2009 — Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM) announced today that its Board of Directors has declared a cash distribution of $0.405 per unit for the third quarter ended September 30, 2009. This distribution represents a 1.3% increase over the prior quarter’s distribution of $0.40 per unit and an annual distribution of $1.62 per unit. The cash distribution will be payable on November 12, 2009 to unit holders of record as of November 9, 2009.
About Navios Maritime Partners L.P.
Navios Partners (NYSE: NMM), a publicly traded master limited partnership formed by Navios Maritime Holdings Inc (NYSE: NM), is an owner and operator of Capesize and Panamax vessels. For more information, please visit our website at www.navios-mlp.com.
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including intended distributions, expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contacts
Public & Investor Relations Contact:
Navios Maritime Partners L.P.
Investor Relations
Nicolas Bornozis
Capital Link, Inc.
Tel. (212) 661-7566
E-mail:naviospartners@capitallink.com